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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TUCOWS INC.
(Name of Issuer)
Common Stock, No par value per share
(Title of Class of Securities)
898697107
(CUSIP Number)
Robert S. Hart, Esq.
Mark Cuban Companies
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	898697107	Page	2	of	6

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 898697107	Page 3 of 6

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by Mark Cuban with the Securities and Exchange Commission on August 22, 2005 (the “Schedule 13D”), relating to the common stock, no par value per share, of TUCOWS, INC., 96 Mowat Avenue, Toronto, Ontario M6K 3M1 (the “Issuer”). Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented by adding the following:
On August 15, 2008, Mr. Cuban sold his entire position in the Issuer, pursuant to a Securities Purchase Agreement (See “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” below).
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following:
Mr. Cuban sold his entire position in the Issuer as of August 15, 2008.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) Mr. Cuban beneficially owns 0 shares of common stock of the Issuer, representing 0% of the Issuer’s outstanding common stock.
(b) Mr. Cuban does not have the sole and shared power to vote or dispose of any shares of common stock of the Issuer.
(c) On August 15, 2008, Mr. Cuban sold his entire position in the Issuer in a private transaction to Lacuna Venture Fund LLLP and Lacuna Hedge Fund LLLP for $0.50 cash per share and ceased to be a beneficial owner of five percent of a class of securities of the Issuer. See “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” below, which is incorporated by reference herein. Except for the sale of common stock described in the immediately preceding sentence, Mr. Cuban has not effected any transactions in the securities of the Issuer during the past 60 days.
(d) Not applicable.
(e) Mr. Cuban ceased to be a beneficial owner of 5% of the Issuer’s common stock as of August 15, 2008.

CUSIP No. 898697107	Page 4 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented by adding the following:
Stock Purchase Agreement: On August 15, 2008, Mr. Cuban and Lacuna Venture Fund LLLP (“Lacuna Venture”) and Lacuna Hedge Fund LLLP (together with Lacuna Venture, collectively the “Purchasers”) entered into a Stock Purchase Agreement pursuant to which Mr. Cuban sold, and the Purchasers purchased, 6,932,784 shares of common stock of the Issuer in the aggregate (consisting of 6,111,700 shares acquired through open market and secondary transactions and 821,084 shares acquired as part of the merger of the Issuer with Mailbank.com) for an aggregate purchase price of $3,466,392.00, or $0.50 per share of common stock. The above summary description of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety to the full text of that agreement, which is incorporated herein by reference. A copy of the Stock Purchase Agreement is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

Exhibit
Number	Description of Exhibit
99.1	Stock Purchase Agreement, dated August 15, 2008, by and between Mark Cuban and Lacuna Venture Fund LLLP and Lacuna Hedge Fund LLLP.

CUSIP No. 898697107	Page 5 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2008	/s/ Mark Cuban

Mark Cuban

CUSIP No. 898697107	Page 6 of 6

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	Stock Purchase Agreement, dated August 15, 2008, by and between Mark Cuban and Lacuna Venture Fund LLLP and Lacuna Hedge Fund LLLP.